Filed by EpiCept Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

On May 20, 2013, EpiCept Corporation issued a press release announcing its operating and financial results for the quarter ended March 31, 2013. The press release is filed herewith pursuant to Rule 425 under the Securities Act of 1933.

Additional Information

In connection with the proposed merger transaction, EpiCept has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC) and will file a definitive proxy statement with the SEC seeking appropriate stockholder approval.  STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY PROXY STATEMENT), WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE PROXY STATEMENT) WHEN IT BECOMES AVAILABLE, REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION.  EpiCept’s stockholders can obtain a copy of the preliminary proxy statement, and will be able to obtain a copy of the definitive proxy statement when it becomes available, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov).  Copies of the preliminary proxy statement, and the definitive proxy statement when it becomes available, and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Computer Share AB will assist EpiCept in soliciting proxies from Swedish stockholders.  Information regarding the direct and indirect interests of these directors and executive officers and Computer Share AB in EpiCept, Immune and the merger transaction is included in the preliminary proxy statement, and will be included in the definitive proxy statement when it becomes available, of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

EpiCept Press Release, May 20, 2013

CONTACTS

EpiCept Corporation:	Investors:
777 Old Saw Mill River Road	LHA
Tarrytown, NY 10591	Kim Sutton Golodetz
Robert W. Cook	(212) 838-3777
(914) 606-3500	kgolodetz@lhai.com
rcook@epicept.com
or

Media:	Bruce Voss
Feinstein Kean Healthcare	(310) 691-7100
Greg Kelley	bvoss@lhai.com
(617) 577-8110	@LHA_IR_PR
gregory.kelley@fkhealth.com

EPICEPT REPORTS FIRST QUARTER 2013 OPERATING AND FINANCIAL RESULTS

PRELIMINARY PROXY STATEMENT FOR MERGER FILED WITH SEC

TARRYTOWN, N.Y. (May 20, 2013) — EpiCept Corporation (Nasdaq OMX Stockholm Exchange and OTCQX: EPCT) today announced operating and financial results for the three months ended March 31, 2013, and provided an update on the Company’s planned merger with Immune Pharmaceuticals, Ltd. (Immune).

Robert Cook, Interim President and CEO of EpiCept, commented, “With the filing of the preliminary proxy, we have achieved an important interim step towards completing the merger with Immune, which is now anticipated to occur in the third quarter of 2013.  “In the meantime,” he added, “while we are intently focused on completing the merger we are continuing activities with respect to our product pipeline.  During the quarter and with Immune’s assistance, we restarted our efforts to partner AmiKet™ for Phase III development.  In addition, the clinical trial of crolibulin being run by the National Cancer Institute is nearing the commencement of Phase II, and Phase I results will be reported at this year’s meeting of the American Society of Clinical Oncology (ASCO) at the end of the month.”

Business Highlights

•                  AmiKet™ is a prescription topical analgesic cream designed to provide long-term relief from the pain of peripheral neuropathies, which affects more than 15 million people in the U.S.  During the first quarter of 2013, EpiCept re-energized its efforts, with assistance from Immune, to partner AmiKet™ for Phase III development and discussions with several prospective partners have commenced. EpiCept has been granted permission by the U.S. Food and Drug Administration (FDA) to commence Phase III development and Fast Track designation was granted in April 2012.  The FDA also agreed that a Special Protocol Assessment is available with respect to the protocol for the first Phase III trial in chemotherapy-induced peripheral neuropathy (CIPN).  EpiCept has also received formal scientific advice from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) for the Phase III clinical and nonclinical development and subsequent Marketing Authorization Approval (MAA) filing of AmiKet™ in the treatment of CIPN.

•                  Crolibulin™ is a vascular disruption agent (VDA) that has demonstrated potent anti-tumor activity in both preclinical and early clinical studies.  In December 2010 the National Cancer Institute initiated a Phase Ib/II trial for crolibulin™ to assess safety and efficacy in combination with cisplatin in patients with anaplastic thyroid cancer.  The Phase I safety portion of the trial has completed, and the results will be presented at the upcoming ASCO meeting in Chicago.  The Phase II randomized efficacy proof-of-concept study is expected to commence in the third quarter of 2013.

Financial and Operating Highlights

EpiCept’s net loss attributable to common stockholders for the first quarter of 2013 was $1.3 million, or $0.01 per share, compared with a net loss attributable to common stockholders of $4.7 million, or $0.06 per share, for the first quarter of 2012.  The net loss attributable to common stockholders for the first quarter of 2012 included $1.2 million of deemed dividends on convertible preferred stock.

First Quarter 2013 vs. First Quarter 2012

Revenue

The Company recognized revenue of $0.4 million and $0.2 million during the first quarters of 2013 and 2012, respectively.  Revenue consisted primarily of the recognition of license fee payments previously received from the Company’s partners, with $0.3 million related to the sale of Ceplene® during the first quarter of 2013.

Cost of Goods Sold

Cost of goods sold in the first quarter of 2013 of $0.1 million consisted primarily of the cost for Ceplene® inventory sold during the quarter.  Cost of goods sold in the first quarter of 2012 was immaterial.

Selling, General and Administrative (SG&A) Expense

SG&A expense in the first quarter of 2013 decreased by 43%, or $0.6 million, to $0.8 million from $1.4 million in the first quarter of 2012.  The Company expects general and administrative expenses to remain at approximately current levels through the close of the merger with Immune.

Research and Development (R&D) Expense

R&D expense in the first quarter of 2013 decreased by 77%, or $1.0 million, to $0.3 million from $1.3 million in the first quarter of 2012.  This decrease was primarily related to a $0.5 million reduction in clinical trial expenses in connection with the sale of EpiCept’s rights to Ceplene® in Europe and certain Pacific Rim countries in June 2012 and a $0.3 million reduction in salary-related expenses resulting from a reduction of staff in 2012.  The Company expects R&D expense to remain at approximately current levels through the close of the merger with Immune.

Other Income (Expense)

Other income (expense) in the first quarter of 2013 amounted to net expense of $0.2 million compared with net expense of $1.0 million in the first quarter of 2012.  The primary component of other expense in 2013 was interest expense related primarily to the Company’s senior secured term loan.  The primary components of other expense in 2012 were warrant amendment expense of $0.9 million and interest expense of $0.4 million related primarily to the Company’s senior secured term loan, which was partially offset by foreign exchange gain of $0.3 million.

Liquidity

EpiCept had approximately $0.3 million in cash and cash equivalents as of March 31, 2013. In addition, EpiCept’s lender has restricted $0.7 million of the Company’s cash, with which EpiCept is required to make monthly interest payments on its senior secured term loan. The Company received $0.4 million of net cash from Immune during the first quarter of 2013 through the issuance of approximately 3.2 million shares of EpiCept common stock, received an additional $0.1 million in April and May 2013 through the issuance of approximately 0.7 million shares of common stock to Immune and an additional $0.1 million in May 2013 by entering into a loan pursuant to the merger agreement with Immune.

EpiCept now anticipates the merger with Immune will close during the third quarter of 2013, subject to satisfaction of certain customary closing conditions.  However, as additional funds will be required prior to the merger closing, EpiCept is coordinating with Immune in considering various transactions to obtain additional cash resources to fund operations, including additional funding from Immune and the sale or licensing of assets.  EpiCept believes that adequate funding to continue operations through the merger closing will be available from Immune.  If, however, EpiCept is unable to obtain funding from Immune on a timely basis, EpiCept may be forced to further reduce expenses or curtail operations.  Any funding obtained from third parties during the period leading up to the closing of the merger will not affect the merger ownership ratio.

EpiCept’s obligations under its outstanding loan with MidCap Financial LLC are expected to be assumed by the combined company upon closing.  Currently, interest only is being paid on the loan on a monthly basis.  EpiCept and Immune have agreed to indicative terms and conditions offered by MidCap Financial related to the loan’s restructure upon the merger closing.  Negotiations are currently ongoing regarding the treatment of the loan prior to the closing of the merger.

EpiCept expects to report interim results for the three months ending June 30, 2013 on or about August 15, 2013.

Additional Merger Information

The terms of the merger agreement between EpiCept and Immune provide that, upon the closing of the transaction, EpiCept will issue shares of its common stock to Immune shareholders in exchange for all outstanding shares of Immune and issue options and warrants to purchase shares of its common stock in exchange for certain options and warrants to purchase shares of Immune.  EpiCept shareholders will own approximately 19% of the combined company and Immune shareholders will own approximately 81%, calculated on an adjusted fully diluted basis. The merger ratio initially excludes the exercise or conversion of certain EpiCept options and warrants whose exercise/conversion prices equal or exceed $0.60 per EpiCept share.

The combined company will be named Immune Pharmaceuticals Inc. and have dual headquarters in Herzliya-Pituach, Israel and in the New York City area, with research laboratories in Rehovot,

Israel.  Daniel Teper, PharmD, Chief Executive Officer of Immune Pharmaceuticals Ltd., will be the Chairman and CEO of the combined company.  Dr. David Sidransky, Director of Head and Neck Research Division, Professor of Oncology at the Johns Hopkins School of Medicine, and a former Vice Chairman of the Board of Directors of ImClone Systems, will be the Vice Chairman of the Board of the combined company.  The board of directors of the combined company will consist of Dr. Daniel Teper, Dr. David Sidransky, the remainder of the current board of directors of Immune, which consists of Herve de Kergrohen, Isaac Kobrin, Pierre Albouy and Ana Stancic, and Robert W. Cook, our current Interim President, Chief Executive Officer and Chief Financial Officer, who will also serve as the Chief Financial Officer of the combined company following the Merger.  The combined company plans to assume EpiCept’s common stock listings on the OTCQX and on the NASDAQ OMX Stockholm Exchange.

In connection with the proposed merger transaction, EpiCept has filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (SEC) and will file a definitive proxy statement with the SEC seeking appropriate stockholder approval.  STOCKHOLDERS OF EPICEPT AND OTHER INVESTORS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PRELIMINARY PROXY STATEMENT), WHICH IS AVAILABLE NOW, AND THE DEFINITIVE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE PROXY STATEMENT) WHEN IT BECOMES AVAILABLE, REGARDING THE PROPOSED TRANSACTION BECAUSE IT CONTAINS AND WILL CONTAIN IMPORTANT INFORMATION.  EpiCept’s stockholders can obtain a copy of the preliminary proxy statement, and will be able to obtain a copy of the definitive proxy statement when it becomes available, as well as other filings containing information about Immune and EpiCept, without charge, at the SEC’s Internet site (www.sec.gov).  Copies of the preliminary proxy statement, and the definitive proxy statement when it becomes available, and any filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to EpiCept Corporation, 777 Old Saw Mill River Rd, Tarrytown, NY 10591, Attention: Investor Relations, Telephone: (914) 606-3500.

Participants in the Solicitation

EpiCept and its directors and executive officers and Immune and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of EpiCept in connection with the proposed transaction.  Computer Share AB will assist EpiCept in soliciting proxies from Swedish stockholders.  Information regarding the direct and indirect interests of these directors and executive officers and Computer Share AB in EpiCept, Immune and the merger transaction is included in the preliminary proxy statement, and will be included in the definitive proxy statement when it becomes available, of EpiCept referred to above.  Additional information regarding the directors and executive officers of EpiCept is also included in EpiCept’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the SEC on March 5, 2013.  This document is available free of charge at the SEC’s web site (www.sec.gov) and from Investor Relations at EpiCept at the address described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Act”). The securities issued in exchange for all of the outstanding shares of Immune will not be and have not been registered under the Act and may not be offered or sold in the United States absent registration or an applicable exception from registration requirements.

The merger agreement and any accompanying issuance of shares by Immune Pharmaceuticals are not, under any circumstances, to be construed as an advertisement or a public offering of securities in Israel. Any public offer or sale of securities in Israel may be made only in accordance with the Israeli Securities Act-1968 (which requires, inter alia, the filing of a prospectus in Israel or an exemption therefrom).

About EpiCept Corporation

EpiCept is focused on the development and commercialization of pharmaceutical products for the treatment of pain and cancer. The Company’s pain portfolio includes AmiKet™, a prescription topical analgesic cream in late-stage clinical development designed to provide effective long-term relief of pain associated with peripheral neuropathies.  The Company’s product Ceplene®, when used concomitantly with low-dose IL-2, is intended as remission maintenance therapy in the treatment of AML for adult patients who are in their first complete remission.  The Company sold all of its rights to Ceplene® in Europe and certain Pacific Rim countries and a portion of its remaining Ceplene® inventory to Meda AB in June 2012.  Ceplene® is licensed to MegaPharm Ltd. to market and sell in Israel and EpiCept has retained its rights to Ceplene® in all other countries, including countries in North and South America.  The Company has other oncology drug candidates in clinical development that were discovered using in-house technology and have been shown to act as vascular disruption agents in a variety of solid tumors.

About Immune Pharmaceuticals Ltd.

Immune Pharmaceuticals Ltd. is an Israel- and U.S.-based biopharmaceutical company focused on the development of next-generation antibody therapeutics to address unmet medical needs in the treatment of inflammatory diseases and cancer. Immune licensed worldwide rights for systemic indications of bertilimumab from iCo Therapeutics (TSX: ICO) in June 2011, while iCo retained rights to all ophthalmic indications. iCo originally licensed exclusive worldwide rights to bertilimumab in 2006 from MedImmune Limited (formerly known as Cambridge Antibody Technology Limited), the global biologics unit of AstraZeneca. Additionally, Immune has licensed from Yissum, the Technology Transfer Company of the Hebrew University of Jerusalem, injectable applications of the antibody nanoparticle conjugate technology (NanomAbs®) developed by Prof. Shimon Benita.  For more information, visit the Immune website at www.immunepharmaceuticals.com.

Forward-Looking Statements

This news release and any oral statements made with respect to the information contained in this news release contain forward-looking statements.  You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal” or the negative of those words or other comparable words to be uncertain and forward-looking.  Such forward-looking statements include statements that express plans, anticipation, intent, contingency, goals, targets, future development and are otherwise not statements of historical fact. These statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results or developments to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Factors that may cause actual results or developments to differ materially include: the risk that we may be unable to complete the proposed merger transaction with Immune Pharmaceuticals; the risks associated with the adequacy of our existing cash resources and our ability to continue as a going concern; the risks associated with our ability to continue to meet our obligations under our existing debt agreements; the risk that clinical trials for AmiKet™ or crolibulin™ will not be successful; the risk that AmiKet™, Azixa® or crolibulin™ will not receive regulatory approval or achieve significant commercial success; the risk that we will not be able to find a partner to help conduct the Phase III trials for AmiKet™ on attractive terms, a timely basis or at all; the risk that Ceplene® will not receive regulatory approval or marketing authorization in the United States or Canada; the risk that Ceplene® will not achieve significant commercial success; the risk that our other product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later-stage clinical trials; the risk that we will not obtain approval to market any of our product candidates; the risks associated with dependence upon key personnel; the risks associated with reliance on collaborative partners and others for further clinical trials, development, manufacturing and commercialization of our product candidates; the cost, delays and uncertainties associated with our scientific research, product development, clinical trials and regulatory approval process; our history of operating losses since our inception; the highly competitive nature of our business; risks associated with litigation; and risks associated with our ability to protect our intellectual property. These factors and other material risks are more fully discussed in our periodic reports, including our reports on Forms 8-K, 10-Q and 10-K and other filings with the U.S. Securities and Exchange Commission. You are urged to carefully review and consider the disclosures found in our filings which are available at www.sec.gov or at www.epicept.com. You are cautioned not to place undue reliance on any forward-looking statements, any of which could turn out to be wrong due to inaccurate assumptions, unknown risks or uncertainties or other risk factors.

Selected financial information follows:

EpiCept Corporation and Subsidiaries

(Unaudited)

Selected Consolidated Balance Sheet Data

(in $000s)

	March 31,	December 31,
	2013	2012

Cash and cash equivalents	$317	$172
Property and equipment, net	49	56
Total assets	$1,257	$1,328

Accounts payable and other accrued liabilities	$4,120	$3,513
Deferred revenue	7,736	7,810
Notes and loans payable	4,012	3,975
Total stockholders’ deficit	(14,611)	(13,969)
Total liabilities and stockholders’ deficit	$1,257	$1,328

EpiCept Corporation and Subsidiaries

(Unaudited)

Selected Consolidated Statement of Operations Data

(in $000s except share and per share data)

	Three Months Ended March 31,
	2013	2012

Revenue	$376	$241
Costs and expenses:
Cost of goods sold	143	1
Selling, general and administrative	810	1,430
Research and development	330	1,296
Total costs and expenses	1,283	2,727
Loss from operations	(907)	(2,486)
Other income (expense):
Interest income	—	2
Foreign exchange gain	—	256
Interest expense	(188)	(363)
Warrant amendment expense	—	(935)
Other income (expense), net	(188)	(1,040)
Net loss before income taxes	(1,095)	(3,526)
Income tax expense	(5)	(2)
Net loss	$(1,100)	$(3,528)
Deemed dividends on convertible preferred stock and warrant re-pricing	—	(1,175)
Loss attributable to common stockholders	$(1,100)	$(4,703)

Basic and diluted loss per common share	$(0.01)	$(0.06)
Weighted average common shares outstanding	106,638,450	77,056,424

EpiCept Corporation and Subsidiaries

(Unaudited)

Selected Consolidated Statement of Cash Flows Data

(in $000s)

	Three Months Ended March 31,
	2013	2012

Net cash used in operating activities	$(454)	$(3,069)
Net cash provided by investing activities	187	—
Net cash provided by financing activities	410	1,781
Effect of exchange rate changes on cash	1	(9)
Net increase (decrease) in cash and cash equivalents	145	(1,297)
Cash and cash equivalents at beginning of period	172	6,378
Cash and cash equivalents at end of period	$317	$5,081

EpiCept Corporation and Subsidiaries

(Unaudited)

Selected Consolidated Statement of Stockholders’ Deficit Data

(in $000s)

	Three Months Ended March 31,
	2013	2012

Stockholders’ deficit at beginning of period	$(13,969)	$(17,146)

Net loss for the period	(1,100)	(3,528)
Stock-based compensation expense	47	245
Foreign currency translation adjustment	1	(264)
Share and warrant issuance	410	1,833
Warrant amendment expense	—	935
Exercise of warrants	—	784

Stockholders’ deficit at end of period	$(14,611)	$(17,141)

As of May 15, 2013, EpiCept had 113,754,030 common shares outstanding.

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